Exhibit 1.1

CONFIDENTIAL

November 8, 2017

Chesapeake Bank of Maryland

2001 East Joppa Road

Baltimore, MD 21234

Attention: Joseph M. Solomon, President and Managing Officer

Gentlemen:

It is our understanding that Chesapeake Bank of Maryland (the “Bank”), Banks of the Chesapeake, MHC (the “MHC”), and the Bank’s to-be-formed stock holding company (the “Holding Company” and together with the MHC and the Bank, each and collectively, the “Company”) desire to retain the services of Raymond James & Associates, Inc. (“Raymond James”) to act as financial advisor, marketing agent, and records agent to the Company in connection with the conversion of the MHC from the mutual to the stock form of organization (the “Conversion”). It is further understood that the Conversion will include the associated sale of common stock of the Holding Company as further described below.

Pursuant to a Plan of Conversion (the “Plan”), the Holding Company will offer and sell shares of its common stock to the Bank’s qualifying account holders in a subscription offering (the “Subscription Offering”). Shares not subscribed for in the Subscription Offering may, at the discretion of the Company, be offered to the local community (as defined in the Plan) and the general public in a community offering (the “Community Offering”), and if necessary, through a syndicate of one or more broker-dealers managed by Raymond James (a “Syndicated Community Offering”, and with a Subscription Offering and Community Offering, collectively or individually, the “Offerings”).

This letter agreement (the “Agreement”) is intended to serve as our agreement to provide the services outlined herein, to the extent requested by the Company.

1.	Financial Advisory and Marketing Agent Services - As the Company’s financial advisor and marketing agent, Raymond James will provide financial and logistical advice to the Company and will assist the Company’s management, legal counsel, accountants and other advisors in connection with the Conversion and related matters. We anticipate our services will include the following, each as may be necessary and as the Company may reasonably request:

(a)	Assist the Company in assessing the financial and securities market implications of the Plan;

(b)	Assist the Company in structuring and in communicating the terms of the Plan and the Offerings;

(c)	Assist the Company in the preparation of documents related to the execution of the Plan, including the prospectus, stock order and certification form and all marketing materials (it being understood that the preparation and filing of any and all such documents will be the responsibility of the Company and its counsel);

(d)	Assist the Company in analyzing proposals from outside vendors (to be engaged at the Company’s sole expense) in connection with execution of the Plan, including, but not limited to, appraisers, business plan consultants, financial printers, registrar/transfer agents, and proxy solicitors, as needed;

222 South Riverside Plaza – 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Chesapeake Bank of Maryland

November 8, 2017

(e)	Assist the Company in scheduling and preparing for meetings with potential investors and/or other broker-dealers related to the Offerings, as necessary;

(f)	Establish a Stock Information Center at Raymond James’s office in Chicago, Illinois, which shall provide a toll-free hotline to assist with investor inquiries;

(g)	Assist in the training of Company personnel for interaction with customers during the offering and proxy solicitation period; and

(h)	Such other financial advisory and investment banking services in connection with the Offerings as may be agreed upon by Raymond James and the Company.

2.	Records Agent Services - As Records Agent, Raymond James will provide the following services, as the Company may reasonably request.

a.	Customer File Processing

•	processing of the Bank’s customer account records for each record date required by the Plan;

•	consolidation of eligible customer accounts by ownership and creation of a central file for determination of subscription and voting rights;

•	reporting of Company customers by state (support for any required Blue Sky filings);

•	identification of subscription priorities;

•	calculation of member votes; and

•	sorting and grouping of customer records and coordination with the Company’s financial printer for all required subscriber and member mailings.

b.	Stock Order Processing

•	processing of stock order forms received at the Stock Information Center;

•	daily and ad-hoc status reporting to Company management;

•	mailing of order acknowledgment letters to subscribers;

•	allocation of shares to qualifying subscribers if the offering is oversubscribed;

•	production of charter shareholder list and other final subscription reports (account withdrawals, all orders received, etc.);

•	coordination with the Company’s transfer agent for stock issuance; and

•	perform interest and refund calculations and provide necessary files to enable the Company or its transfer agent to generate required interest/refund checks and 1099-INT reporting.

c.	Member Proxy Vote Processing

•	tabulation and reporting of member proxy votes received;

•	proxy target group identification and reporting to assist with solicitation efforts;

•	proxy reminder mailings as needed;

•	assist the Company with telephone solicitation efforts if requested;

•	coordination with the Company’s proxy solicitor, if needed;

•	adjustment of member votes as required for accounts closed prior to the special meeting; and

•	act as or support the Inspector of Election for the Special Meeting of Members, if requested and the election is not contested.

Chesapeake Bank of Maryland

November 8, 2017

3.	Due Diligence Review - The Company acknowledges and agrees that Raymond James’s obligation to perform the services contemplated by this Agreement shall be subject to the satisfactory completion of such investigations and inquiries relating to the Company, and its directors, officers, agents and employees, as Raymond James and their counsel in their sole discretion my deem appropriate under the circumstances (the “Due Diligence Review”). The Company agrees it will make available to Raymond James all information, whether or not publicly available, which Raymond James reasonably requests (the “Information”), and will permit Raymond James to discuss with the board of directors and management the operations and prospects of the Company. Raymond James will treat all Confidential Information (as defined herein) as confidential in accordance with the provisions of Section 9 hereof. The Company recognizes and confirms that Raymond James (a) will use and rely on and assume the accuracy and completeness of the Information in performing the services contemplated by this Agreement without having independently verified or analyzed the accuracy or completeness of same, and (b) does not assume responsibility or liability for the accuracy or completeness of the Information or to conduct any independent verification or any appraisal or physical inspection of properties or assets. The Company acknowledges and agrees that Raymond James will rely upon Company management as to the reasonableness and achievability of any financial and operating forecasts and projections provided to Raymond James, and that Raymond James will assume, at the Company’s direction, that all financial forecasts and projections have been reasonably prepared by Company management on a basis reflecting the best then currently available estimates and judgments of management as to the expected future financial performance of the Company, and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management.

4.	Regulatory Filings - The Company will cause appropriate offering documents to be filed with all regulatory agencies including the Securities and Exchange Commission (“SEC”), and the appropriate federal and/or state bank regulatory agencies. In addition, the Company and Raymond James agree that the Company’s counsel shall serve as counsel with respect to blue sky matters in connection with the Offerings, and that the Company shall cause such counsel to prepare a Blue Sky Memorandum related to the Offerings including Raymond James’s participation therein and shall furnish Raymond James a copy thereof addressed to Raymond James or upon which counsel shall state Raymond James may rely.

5.	Fees - For the services hereunder, the Company shall pay the following fees to Raymond James at closing unless stated otherwise:

(a)	Management Fee: A Management Fee of $25,000, payable as follows: (a) $12,500 upon execution of this Agreement; and (b) $12,500 upon filing the Company’s initial registration statement. Such fees shall be deemed to have been earned when due. Should the Offerings or this Agreement be terminated for any reason Raymond James shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

(b)	Success Fee: A Success Fee of one percent (1.00%) of the aggregate dollar amount of Common Stock sold in the Subscription and Direct Community Offerings. Such Success Fee shall be due at the closing of the Offerings. No Success Fee shall be payable for any shares sold to the officers, directors, and employees of the Company or the Bank (“Insiders”) or the Immediate Family of such persons or to qualified and non-qualified employee benefit plans. “Immediate Family” includes the spouse, parents, siblings and children of the Insiders who live in the same house as the Insiders. The Management Fee described in Section 5(a), to the extent then already paid, will be credited against the Success Fee. The obligation to pay to Raymond James the full Success Fee upon completion of the Offerings shall survive any termination of this Agreement, including any termination occurring prior to the completion of such Offerings.

Chesapeake Bank of Maryland

November 8, 2017

(c)	Syndicated Community Offering: In the event the Company elects to pursue a Syndicated Community Offering, the Company shall pay to Raymond James, in addition to (and not in lieu of) the Success Fee, a commission not to exceed 6.0% of the aggregate purchase price of the shares sold in the Syndicated Community Offering. Raymond James as sole book running manager may seek to form a syndicate of registered dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in a selected dealers’ agreement to be entered into between the Company and Raymond James. Raymond James will endeavor to distribute the common stock among dealers, if any, in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers. It is understood that in no event shall Raymond James be obligated to take or purchase any shares of the common stock in the Offerings.

(d)	Records Agent Fee: For the Records Agent services outlined above, the Company agrees to pay Raymond James a fee of $25,000. All fees under this Agreement shall be payable as follows: (a) $5,000 payable upon execution of this Agreement, which shall be non-refundable; and (b) the balance upon the mailing of subscription documents.

The payment of compensation by the Company to Raymond James pursuant to this Section 5 is subject to FINRA’s review of such compensation, if such review is required under applicable FINRA rules and regulations.

6.	Expenses - The Company will bear all expenses of the proposed Offerings customarily borne by issuers, including, without limitation, any regulatory filing fees, SEC, “Blue Sky,” and FINRA filing and registration fees, and DTC eligibility and DRS participation fees; the fees and expenses of the Company’s accountants, attorneys, appraiser, business plan consultant, financial printer, proxy solicitor, and transfer agent; the costs of operating the Stock Information Center, including hiring temporary personnel if needed to assist with data entry and clerical functions, postage and overnight delivery service charges, and Syndicated Community Offering expenses associated with the Offerings; the fees set forth in Section 5; and fees for “Blue Sky” legal work. If Raymond James incurs expenses on behalf of the Company, the Company will reimburse Raymond James for such expenses.

Regardless of whether the Offerings close, Raymond James will also be reimbursed for its reasonable out-of-pocket expenses, not to exceed $25,000 (subject to the provisions of this paragraph), related to the Offerings, including, but not limited to, costs of travel, meals and lodging, data processing services, photocopying, telephone, facsimile, and couriers. Raymond James will also be reimbursed for fees and expenses of its counsel not to exceed $90,000 (subject to the provisions of this paragraph). These expense caps assume no unusual circumstances or delays, and no re-solicitation in connection with the Offerings. The Company acknowledges and agrees that, in the event unusual circumstances arise or a delay or resolicitation occurs (including but not limited to a delay in the Offerings which would require an update of the financial information in tabular form to reflect a period later than March 31, 2018), such expense caps may be increased by additional amounts, not to exceed an additional $10,000 in the case of additional out-of-pocket expenses of Raymond James and an additional $10,000 in the case of additional fees and expenses of Raymond James’s legal counsel. The provisions of this paragraph are not intended to apply to or in any way impair or limit the indemnification or contribution provisions contained herein.

Chesapeake Bank of Maryland

November 8, 2017

7.	Limitations - The Company acknowledges that all opinions and advice (written or oral) given by Raymond James to the Company in connection with Raymond James’s engagement are intended solely for the benefit and use of the Company for the purposes of its evaluation of the proposed Offerings. Unless otherwise expressly stated in an opinion letter issued by Raymond James or otherwise expressly agreed, no one other than the Company is authorized to rely upon this engagement of Raymond James or any statements or conduct by Raymond James. The Company agrees that no such opinion or advice shall be used, reproduced, disseminated, quoted or referred to at any time, in any manner, or for any purpose, nor shall any public references to Raymond James be made by the Company or any of its representatives without the prior written consent of Raymond James.

The Company acknowledges and agrees that Raymond James has been retained to act solely as financial advisor to the Company and not as an advisor to or agent of any other person, and the Company’s engagement of Raymond James is not intended to confer rights upon any person not a party to this Agreement (including shareholders, employees or creditors of the Company) as against Raymond James or its affiliates, or their respective directors, officers, employees or agents. In such capacity, Raymond James shall act as an independent contractor, and any duties arising out of its engagement shall be owed solely to the Company. It is understood that Raymond James’s responsibility to the Company is solely contractual in nature and Raymond James does not owe the Company, or any other party, any fiduciary duty as a result of this Agreement.

The Company acknowledges and agrees that Raymond James, as Records Agent hereunder, (a) shall have no duties or obligations other than the contractual obligations to the Company specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) shall not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with an indemnity satisfactory to it; and (d) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

The Company also agrees neither Raymond James, nor any of its affiliates nor any officer, director, employee or agent of Raymond James or any of its affiliates, nor any person controlling Raymond James or any of its affiliates, shall be liable to any person or entity, including the Company and any purchaser or potential purchaser of Common Stock in the Offerings, by reason of any error of judgment, or for any act done by it in good faith, or for any mistake of law or fact in connection with this Agreement and the performance hereof, unless caused by or arising primarily out of Raymond James’s bad faith, willful misconduct or gross negligence. The foregoing agreement shall be in addition to any rights that Raymond James, the Company or any Indemnified Party (as defined herein) may have at common law or otherwise, including, but not limited to, any right to contribution.

Anything in this Agreement to the contrary notwithstanding, in no event shall Raymond James be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if Raymond James has been advised of the likelihood of such loss or damage and regardless of the form of action.

Chesapeake Bank of Maryland

November 8, 2017

8.	Benefit - This Agreement shall inure to the benefit of the parties hereto and their respective successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors; provided, however, that this Agreement shall not be assignable without the mutual consent of Raymond James and the Company.

Chesapeake Bank of Maryland

November 8, 2017

9.	Confidentiality - Raymond James acknowledges that a portion of the Information provided to it in connection with its engagement hereunder may contain confidential and proprietary business information concerning the Company (such Information, the “Confidential Information”). Raymond James agrees that, except as contemplated in connection with the performance of its services under this Agreement, as authorized by the Company or as required by law, regulation or legal process, it will treat as confidential all Confidential Information; provided, however, that Raymond James may disclose such Confidential Information to its agents and advisors who are assisting or advising Raymond James in performing its services hereunder and who have been instructed to be bound by the terms and conditions of this paragraph. As used herein, the term “Confidential Information” shall not include information which (a) is or becomes generally available to the public other than as a result of a disclosure by Raymond James in violation of this Agreement, (b) was available to Raymond James on a non-confidential basis prior to its disclosure to Raymond James or its representatives by the Company, or (c) becomes available to Raymond James on a non-confidential basis from a person other than the Company who is not known to Raymond James to be bound not to disclose such information pursuant to a contractual obligation of confidentiality to the Company. The Company hereby acknowledges and agrees that the presentation materials and financial models used by Raymond James in performing its services hereunder have been developed by and are proprietary to Raymond James. The Company agrees that it will not reproduce or distribute all or any portion of such models or presentations without the prior consent from Raymond James in writing.

10.	Indemnification - As Raymond James will be acting on behalf of the Company in connection with the Offerings, the Company agrees to indemnify and hold harmless Raymond James and its affiliates, the respective partners, directors, officers, employees and agents of Raymond James and its affiliates and each other person, if any, controlling Raymond James or any of its affiliates and each of their successors and assigns (Raymond James and each such person being an “Indemnified Party”) to the fullest extent permitted by law, from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise related to or arising out of the Offerings or the engagement of Raymond James pursuant to, or the performance by Raymond James of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation, preparing for or defending any such action or claim whether or not in connection with pending or threatened litigation, or any action or proceeding arising therefrom, whether or not Raymond James is a party; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (a) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Raymond James expressly for use therein or (b) to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to have resulted primarily from Raymond James’s gross negligence, willful misconduct or bad faith in the performance of its services hereunder.

If the indemnification provided for in the foregoing paragraph is judicially determined to be unavailable (other than in accordance with the terms hereof) to any person otherwise entitled to indemnity in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such person hereunder, the Company shall contribute to the amount paid or payable by such person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand,

Chesapeake Bank of Maryland

November 8, 2017

and Raymond James, on the other hand, of the engagement provided for in this Agreement or (ii) if the allocation provided for in clause (i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of the Company and Raymond James, as well as any other relevant equitable considerations; provided, however, in no event shall Raymond James’s aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by Raymond James under this Agreement. For the purposes of this Agreement, the relative benefits to the Company and to Raymond James of the engagement under this Agreement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by the Company in the Conversion and the Offerings that are the subject of the engagement hereunder, whether or not consummated, bears to (b) the fees paid or to be paid to Raymond James under this Agreement.

The Company also agrees that neither Raymond James, nor any of its affiliates nor any officer, director, employee or agent of Raymond James or any of its affiliates, nor any person controlling Raymond James or any of its affiliates, shall have any liability to the Company for or in connection with such engagement except for any such liability for losses, claims, damages, liabilities or expenses incurred by the Company which are finally judicially determined to have resulted primarily from Raymond James’s bad faith, willful misconduct or gross negligence. The foregoing agreement shall be in addition to any rights that Raymond James, the Company or any Indemnified Party may have at common law or otherwise, including, but not limited to, any right to contribution. For the sole purpose of enforcing and otherwise giving effect to the indemnification and contribution provisions of this Agreement, the Company hereby consents to personal jurisdiction and service and venue in any court in which any claim which is subject to this Agreement is brought against Raymond James or any other Indemnified Party.

The Company agrees that it will not, without the prior written consent of Raymond James, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not Raymond James is an actual or potential party to such claim, action, suit, or proceeding) unless such settlement, compromise or consent includes an unconditional release of Raymond James from all liability arising out of such claim, action, suit or proceeding.

11.	Definitive Agreement - This Agreement reflects Raymond James’s present intention of proceeding to work with the Company on its proposed Offerings. No legal and binding obligation is created on the part of the Company or Raymond James with respect to the subject matter hereof, except as to (i) the agreement to maintain the confidentiality of Confidential Information set forth in Section 9, (ii) the payment of certain fees as set forth in Section 5, (iii) the payment of fees and expenses as set forth in Section 6, (iv) the limitations set forth in Section 7, (v) the indemnification and contribution and other provisions set forth in Section 10 and (iv) those terms set forth in a mutually agreed upon Agency Agreement between Raymond James and the Company to be executed prior to commencement of the Offerings, all of which, notwithstanding anything to the contrary that may be contained herein, shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect.

Raymond James’s execution of such Agency Agreement shall also be subject to (a) Raymond James’s satisfaction with its Due Diligence Review, (b) preparation of offering materials that are satisfactory to Raymond James, (c) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Raymond James and its counsel, (d) agreement that the price established by the independent appraiser is reasonable, and (e) market conditions at the time of the proposed Offerings.

Chesapeake Bank of Maryland

November 8, 2017

12.	Notices – The following addresses shall be sufficient for written notices to each other:

If to the Company:	Chesapeake Bank of Maryland
2001 East Joppa Road
Baltimore, MD 21234
Attention: Joseph M. Solomon, President and Managing Officer

If to Raymond James:	Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716
Attention: John Critchlow, Managing Director,
Legal, Equity Capital Markets

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof. Any right to trial by jury with respect to any claim or action arising out of this Agreement or conduct in connection with the engagement is hereby waived by the parties hereto.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning this Agreement to the undersigned.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

/s/ Robert J. Toma
Robert J. Toma
Managing Director, Investment Banking

CHESAPEAKE BANK OF MARYLAND
BANKS OF THE CHESAPEAKE, MHC

/s/ Joseph M. Solomon
Joseph M. Solomon
President and Managing Officer